Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Longevity Acquisition Corporation

Subject Company: Longevity Acquisition Corporation

SEC File No.: 001-38637

Longevity Acquisition Corporation Announces 4D pharma Update on Oncology Program

NEW YORK, February 3, 2021 /PRNewswire/ -- Longevity Acquisition Corporation (NASDAQ: LOAC) (the "Company"), a publicly-traded special purpose acquisition company, announced today that on February 3, 2021, 4D pharma plc (AIM: DDDD) (“4D pharma”), a pharmaceutical company leading the development of Live Biotherapeutic products (“LBPs”) - a novel class of drug derived from the microbiome, and a business combination target of LOAC, has announced progress on activities in its development program for lead immuno-oncology single strain Live Biotherapeutic candidate MRx0518.

“4D pharma has continued to make excellent progress with the MRx0518 development program on multiple fronts. We have generated additional safety and efficacy data, building on the positive data from both the monotherapy and KEYTRUDA combination studies last year. This clinical and development progress has been achieved in spite of the headwinds of COVID-19,” said Dr. Alex Stevenson, Chief Scientific Officer, 4D pharma. “As 4D pharma extends its leading position in this exciting and rapidly maturing field, we see the next 12 months as being instrumental for the space. We look forward to generating more clinical data from our ongoing studies of MRx0518 in multiple different tumor types and treatment settings. This will support 4D pharma’s continued productive engagement with regulatory authorities to develop the clinical strategy to bring this novel therapeutic to patients suffering from a range of cancers.”

MRx0518 in Combination with KEYTRUDA

MRx0518 is in an ongoing Phase I/II clinical trial in combination with immune checkpoint inhibitor (ICI) Keytruda® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with advanced malignancies who have previously progressed on ICI therapy. This study is comprised of two parts - Part A, an initial safety phase assessing dose-limiting toxicities of the combination, and the Part B cohort expansion phase to assess clinical benefit in addition to safety. In May 2020 the successful completion of Part A and initiation of Part B was announced.

24 additional patients across five active US sites have now been treated in Part B of this ongoing study. The safety review following the first Part B cohort of 10 renal cell carcinoma (RCC) patients has been completed indicating no dose limiting toxicities. A total of 12 patients with RCC, nine patients with non-small cell lung cancer (NSCLC) and three bladder cancer patients have been enrolled in Part B to date. Recruitment will continue up to a total of 30 patients in each of these indications.

Target tumor reductions in Part B patients have been observed as patients reach the first scheduled restaging timepoint (nine weeks). These include the first signals of anti-tumor activity for the combination in bladder cancer, adding to the previously reported activity in RCC and NSCLC in patients in Part A.

Three Part A patients with RCC and NSCLC that were previously reported to have experienced clinical benefit continue on the study. Two of these patients have now been treated for over 18 months and have had further target tumor reductions or extended disease control since the last update. Efficacy of the combination continues to be evaluated on an ongoing basis.

Following the positive results of Part A in RCC and NSCLC, the new tumor cohorts added to Part B of the study are now open to recruitment. Patients with advanced malignancies resistant to ICI therapy, including triple-negative breast cancer, head and neck squamous cell carcinoma and microsatellite instability-high/mismatch repair deficient cancers, are now eligible for inclusion. Enrolment for the trial is expected to complete in Q4 2021.

MRx0518 with Radiation in Pancreatic Cancer

Five patients are now enrolled in this Phase I trial. The study is designed to evaluate safety and efficacy in 15 patients receiving treatment with MRx0518 and hypofractionated radiation prior to surgery for pancreatic cancer. This study will generate valuable data to assess the relationship between systemic and tumor biomarkers, as well as clinical outcomes. Study treatment is well tolerated to date. Enrolment continues and we anticipate receiving initial data from this clinical trial in 2021.

MRx0518 in Neoadjuvant Setting Monotherapy

The previously reported 17 patients in the completed Part A of this Phase I study continue in the follow up phase for survival outcomes. Biomarker and safety data from the study were presented at the Society for Immunotherapy of Cancer (SITC) Annual Meeting 2020, demonstrating systemic immune and tumor microenvironment modulation following two to four weeks of treatment with MRx0518. Additional biomarker analyses are underway to further investigate the immune response induced by MRx0518. These additional results may inform an optimization of Part B of this study.

About MRx0518

MRx0518 is single strain Live Biotherapeutic product in development for the treatment of cancer. It is delivered as an oral capsule and stimulates the body’s immune system, directing it to produce cytokines and immune cells that are known to attack tumors. It is currently being evaluated in three clinical trials in cancer patients. MRx0518-I-001 (NCT03934827) is a neoadjuvant monotherapy study in a variety of solid tumors and is being conducted at Imperial College (London, UK). MRx0518-I-002 (NCT03637803) is in combination with KEYTRUDA (pembrolizumab) in patients who have previously progressed on anti PD-1 therapies. The Coordinating Investigator of the study is at The University of Texas MD Anderson Cancer Center, Houston, USA, with multiple additional sites in the US. The study is being conducted in collaboration with MSD, the tradename of Merck & Co., Inc., Kenilworth, NJ, USA. MRx0518-I-003 (NCT04193904) is in combination with preoperative radiotherapy in resectable pancreatic cancer.

About LOAC

LOAC is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities. LOAC is contemplating a proposed business combination with 4d pharma plc (AIM: DDDD), a public limited company incorporated under the laws of England and Wales pursuant to an agreement and plan of merger dated October 21, 2020 as disclosed in a Form 8-K filed with the Securities and Exchange Commission on October 22, 2020. LOAC is sponsored by Whale Management Corporation, a BVI business company with limited liability.

About 4D pharma

Founded in February 2014, 4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma's Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma (NCT03851250), a Phase II study of MRx-4DP0004 in patients hospitalized with COVID-19 (NCT04363372), and Blautix® in Irritable Bowel Syndrome (IBS) (NCT03721107) which has completed a successful Phase II trial. Preclinical-stage programs include candidates for CNS disease such as Parkinson's disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

In October 2020 4D pharma announced its intention to merge with Longevity Acquisition Corporation (NASDAQ: LOAC), a special purpose acquisition company (SPAC), and seek a NASDAQ listing. The merger is expected to be completed and the NASDAQ listing of 4D pharma American Depositary Shares (ADSs) under the ticker symbol 'LBPS' is currently expected to become effective in early 2021, subject to approval of 4D shareholders and Longevity shareholders, and the SEC review process.

For more information, refer to https://www.4dpharmaplc.com.

Forward-Looking Statements

This press release and the exhibits hereto include “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, LOAC’s expectations with respect to future performance, anticipated financial impacts of the proposed business combination, approval of the business combination transactions by security holders, the satisfaction of the closing conditions to such transactions and the timing of the completion of such transactions.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to stockholders of LOAC for their consideration and approval at a special meeting of stockholders. 4D pharma has filed a preliminary registration statement (the “Registration Statement”) with the SEC on November 25, 2020, and LOAC filed a preliminary proxy statement in connection with LOAC’s solicitation of proxies for the vote by LOAC’s stockholders in connection with the proposed business combination and other matters as described in the proxy statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to LOAC’s stockholders in connection with the completion of the business combination. After the Registration Statement has been declared effective, LOAC will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. LOAC’s stockholders and other interested persons are advised to read the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement / consent solicitation / prospectus, in connection with LOAC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about LOAC, 4D pharma and the proposed business combination. Stockholders may also obtain a copy of the preliminary proxy statement / prospectus, or definitive proxy statement / prospectus once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by LOAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to:

Advantage Proxy, Inc. P.O. Box 13581 Des Moines, WA 98198 Attn: Karen Smith Toll Free: (877) 870-8565 Collect: (206) 870-8565	or	Longevity Acquisition Corporation Yongda International Tower No. 2277 Longyang Road, Pudong District, Shanghai People’s Republic of China (86) 21-60832028

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contact:

Matthew Chen

Longevity Acquisition Corporation

+ (86) 21-60832028

mchen@lonacq.com